Exhibit 99.1

SciSparc: Subsidiary NeuroThera Labs Completes C$5.4 Million Financing with SciSparc’s Stake Valued at Approximately C$30 Million

SciSparc Invests C$2.7 million and holds approximately 44.6% of NeuroThera’s issued and outstanding common shares following the financing

TEL AVIV, Israel, Aug. 18, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that its majority-owned subsidiary, NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, has completed two tranches of non-brokered private placements, raising aggregate gross proceeds of C$5.4 million.

SciSparc participated in the financing with a C$2.7 million investment, representing 50% of the total gross proceeds raised. SciSparc subscribed for 22,500,000 units at a price of C$0.12 per unit, with each unit consisting of one common share of NeuroThera and one common share purchase warrant. The warrants are exercisable for three years and are subject to an acceleration provision whereby, upon the securities of NeuroThera being approved for trading on the Nasdaq Stock Market, the expiry date of 50% of the unexercised warrants will be accelerated and NeuroThera will provide three business days advance written notice to holders of such accelerated expiry date.

Following the financing, SciSparc will hold approximately 44.6% of NeuroThera’s issued and outstanding common shares, SciSparc’s stake in NeuroThera is valued at approximately C$30 million.

NeuroThera intends to use the net proceeds from the financing for general working capital purposes and other corporate and administrative expenses.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the intended use of proceeds by NeuroThera from its financing. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055